# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAPSTONE COMPANIES, INC., CIK 0000814926
CUSIP: 14070F102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 144-V 10 Fairway Drive, Suite 100, Deerfield Beach, Florida (FL), 33441
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0000939802-08-000034
Filed by CIK 0001377933
Persons authorized to receive notices and communications: Gagandeep Bindra, 10304 Rocky Ford Court, Raleigh, North Carolina (NC), 27614, 9192306252

## Reporting persons
- CAPSTONE COMPANIES, INC. (CIK 0001377933): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 9,831,745; shared voting power 0; sole dispositive power 9,831,745; shared dispositive power 0; aggregate amount beneficially owned 9,831,745 (19.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CAPSTONE COMPANIES, INC.
Comment: Security and Issuer: This Amendment Number Seven to the Schedule 13D/A ("Amendment") relates to the Series B-1 Convertible Preferred Stock, $0.0001 par value, ("Series B-1Stock") of Capstone Companies, Inc., a Florida corporation, ("Company") issued to Stewart Wallach and Group Nexus, LLC, a Florida limited liability company, ("GNexus"). GNexus iscontrolled by Stewart Wallach as a managing member/partner. The principal executive offices of the Company are located at 144V 10 Fairway Drive, Deerfield Beach, Florida 33441, located inBroward County. This Amendment is filed by Stewart Wallach and GNexus, which is controlled by and an affiliate of Stewart Wallach.

## Item 2. Identity and Background
Name of person filing: This Amendment is filed by Stewart Wallach and Group Nexus, LLC, a Florida limited liability company.
Residence or business address: Business address of Stewart Wallach is 144V 10 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441. Address of GNexus is 715 1st Ave., Delray, Florida 33441
Present principal occupation or employment:
Stewart Wallach is an individual. He is also Chair of the Board of Directors of the Company and a more than10% beneficial owner of shares of Common Stock, $0.0001 par value, ("CommonStock") of the Company. Mr. Wallach and GNexus are each beneficial owners of shares of Series B-1 Stock.

Stewart Wallach has business interests and activities outside of CAP. GNexus operates for estate planning purposes for Stewart Wallach.
Criminal convictions in the last five years: During the last five years, neither Stewart Wallach nor GNexus had been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative bodyof competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal orstate securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Stewart Wallach nor GNexus had been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative bodyof competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal orstate securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Wallach is a U.S. citizen and resident of State of Florida. GNexus is a limited liability company organized under the laws of the State of Florida and controlled by Mr. Wallach.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Under a December 20, 2024, Cancellation Agreement between Stewart Wallach and the Company, the Company issued 284,978 shares of Series B-1 Stock in return for cancellation of $1,392,570.00 debt owed to Mr. Wallach. Additionally, under a December 20, 2024, Cancellation Agreement between GNexus and the Company, the Company issued 134,631 shares of Series B-1 Stock to GNexus in return for cancellation of $657,887.00 debt owed to GNexus. The cancellation agreements were part of an effort by the Company to eliminate debts in order to enhance its prospects for attracting funding or a candidate for a merger or acquisition to establish a new business line and revenue generating operations. The Company lacks a revenue generating operation and is a public shell company.
Under both of the Cancellation Agreements referenced above, there is the following lock-up. In the following description of the lock-up provision, "creditor party" refers to Stewart Wallach or GNexus, as the case may be and shares of Series B-1 Stock may be referred to as the "Shares":

Commencing December 20, 2024 and until the earlier to occur of: (1) December 20, 2025; (2) the date that the creditor ceases to be beneficial owner of the shares of B-1 Stock ("Shares") and any shares of Common Stock issued in a conversion of the Shares ("Conversion Shares") because of an exchange or cancellation in connection with a merger or other business combination that is approved by a majority of the disinterested directors of the Company (being referred to as an "Approved Transaction"); (3) death or dissolution of the creditor party, as the case may be; (4) the termination of the Management Transition Agreement, signed as of October 31, 2024 and amended on November 6, 2024, by the Company and Coppermine Ventures, LLC ("CVEN") (the Management Transition Agreement, as amended, is being referred to as the "MTA") in accordance with MTA's terms and conditions and prior to MTA's stated expiration date; (5) the date that the Company or Sub files for protection from creditor under any chapter of the U.S. Bankruptcy Code or the date that an involuntary bankruptcy proceeding is commenced for the Company or Sub under the U.S. Bankruptcy Code; or (6) disinterested directors of the board of directors of the Company approves a plan of complete dissolution under applicable domicile laws, the creditor party will not, directly or indirectly, do any of the following acts: (a) tender any Shares or Conversion Shares to any tender or exchange offer, except in connection with an Approved Transaction; or (b) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or Conversion Shares, except as permitted in next paragraph below; or (c) convert any Shares into Conversion Shares.

The lock-up restriction provides for the following exceptions to any of the following sales, assignments or transfers of any of the Shares by the creditor party:

(1) the sale of 10% or fewer of the Shares in any three (3) month period in a private sale of the Shares to an Accredited Investor (as defined in 17 C.F.R. ss.230.501(a)) who is pre-approved by the disinterested directors of the Company's Board of Directors as a buyer of the Shares, which private sale qualifies for an exemption from registration under federal and applicable state securities laws and regulations; or
(2) if the creditor party is a natural person, to the creditor party's estate following the death of the creditor party, by will, intestacy or other operation of applicable laws; or
(3) if the creditor party is a natural person, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; or
(4) in any public securities offering registered under the Securities Act of 1933 on Form S-1 or Form S-3 registration statement, or on any successor registration statement form, filed prior to the first annual anniversary of the date written above, with the SEC by the Company for registration of shares of Common Stock being sold by CVEN or its affiliates and for which the Company grants piggyback registration rights to the creditor party, which piggyback registration rights will have terms and conditions as favorable as the piggyback registration rights granted to CVEN or its affiliates, which registration rights will only granted by the Company in its sole discretion.

The shares of Series B-1 Stock were issued in private transaction exempt from registration under the Securities Act of 1933 under Rule 506(b) of Regulation D. Mr. Wallach owned 7,500 shares of Series B-1 Stock prior to the Cancellation Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Series B-1 Stock are being acquired for investment purposes only and solely for Stewart Wallach's own account and for GNexus' own investment account. The disclosures in Item 3 above are incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer: (a) Mr. Wallach has sole voting and dispositive power over the shares of Series B-1 Stock issued to him and to GNexus, which shares in the aggregate represent approximately 57% of the issued and outstanding shares of Series B-1 Stock as of December 20, 2024 (based on 764,805 shares of Series B-1 Stock being issued and outstanding).

If Mr. Wallach converts all of the shares of Series B-1 Stock issued to GNexus and him, which conversion is subject to a lock-up described in Item 3 above, he would control 28,637,775 shares of Common Stock. Mr. Stewart Wallach also owns an additional 7,500 shares of Series B-1 Stock. If the 7,500 shares of Series B-1 Stock was also converted by Mr. Wallach, and these shares are not subject toa lockup, Mr. Wallach would in aggregate control 28,471,085.94 shares of Common Stock, which, assuming conversion of all issued and outstanding shares of Series B-1 Stock would equal approximately 29% of the then issued and outstanding shares of Common Stock. With shares of Common Stock owned by Mr. Wallach prior to December 20, 2024, if added to the shares of Common Stock issuable under the Series B-1 Stock controlled by Mr. Wallach (including shares of Series B-1 Stock by GNexus), then Mr. Wallach would control a total of 33,594,853 shares of Common Stock, which would equal approximately 34% of the issued and outstanding shares of Common Stock (based on 98826,858 shares of issued and outstanding shares of Common Stock).

(b) Series B-1 Stock shares have no voting rights - but if converted into Common Stock, then Mr. Wallach would have sole voting power over all shares of Common Stock issued in the conversion. If all shares of Series B-1 Stock issued to Mr. Wallach and issued to GNexus are converted, Mr. Wallach would control a total of shares of Common Stock with each share having one vote per share, and Reporting Person would have sole voting power over the shares of Common Stock. There is no shared voting or shared dispositive over the shares of Series B-1 Stock.

Stewart Wallach beneficially owns 9,831,745 shares of Common Stock, which is 20.1% of the issued and outstanding shares of Common Stock (based on 48,826,864 shares as reported in the Form 10-Q Report filed by the Company with the Commission on November 14, 2024).

Stewart Wallach and GNexus acquired and holds the shares of Series B-1 Stock for investment purposes, for his or its own account and with no intent to distribute the shares, which investment intent applies to any shares of Common Stock issued in a conversion of the shares of Series B-1 Stock.

(c) Item 4 above describes all transactions in Company's securities by Stewart Wallach and GNexus in past 60 days.

Stewart Wallach and GNexus may make open market purchases of Company's Common Stock in the future for investment purposes.

(d) and (e). Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description required under this Item 6 is set forth in Item 3 above, which is incorporated herein by reference.

The following described loan agreement was cancelled under the December 20, 2024, Cancellation Agreement between the Company and Stewart Wallach as being paid in full. On January 4, 2021, Company entered into a Loan Agreement, dated January 4, 2021, ("Loan Agreement") with Stewart Wallach and Jeffrey Postal as joint lenders (the "Lenders") whereby Lenders made a credit line in the maximum of Seven Hundred Fifty Thousand Dollars and No Cents ($750,000) ("principal") available as a credit line to Company for working capital purposes. The Loan Agreement provided for issuance of a total of seven thousand five hundred shares of Series B-1 Stock as partial consideration for providing a below-market interest rate, unsecured loan to the Company. The Loan Agreement granted piggyback registration rights to Lenders for any shares of Common Stock issued or issuable under the Loan Agreement.

Under the MTA, as amended, the resignation of Stewart Wallach as Company's Chief Executive Officer was a condition to appointing a new Company Chief Executive Officer.

Other than as described herein, and as of December 20, 2024, there are no contracts, arrangements, understandings, or relationships between or among the Stewart Wallach or GNexus and any other person with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1
Cancellation Agreement, dated December 20, 2024, by Stewart Wallach and Capstone Companies, Inc.

10.2
Cancellation Agreement, dated December 20, 2024, by Group Nexus, LLC and Capstone Companies, Inc.

## Signatures
- CAPSTONE COMPANIES, INC.: /s/ Stewart Wallach, Managing Member/Partner (12/23/2024)